Exhibit 99.1

DESCRIPTION OF COMMON STOCK

Cascade Corporation, an Oregon corporation (the “Company”), is authorized to issue up to 40,200,000 shares of capital stock, including 40,000,000 shares of Common Stock par value fifty cents per share and 200,000 shares of Preferred Stock without par value. As of May 18, 2012, there were 11,148,067 shares of Common Stock and zero shares of Preferred Stock outstanding. All outstanding shares of Common Stock are fully paid and nonassessable.

Common Stock

Each outstanding share of Common Stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors.

Subject to preferences which may be applicable to any outstanding shares of preferred stock from time to time, holders of Common Stock have equal ratable rights to such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors and preferences applicable to any outstanding shares of preferred stock.

The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any outstanding shares of preferred stock.

Preferred Stock

The Board of Directors of the Company is authorized to issue up to 200,000 shares of preferred stock without par value, in one or more series without shareholder approval. The Board of Directors is empowered to determine, with respect to each such series: (i) the rates of dividend payable thereon; (ii) whether shares can be redeemed, and if so, the redemption price and terms and conditions of redemption; (iii) the amount payable upon shares in event of voluntary or involuntary liquidation; (iv) sinking funds, if any, for the redemption or purchase of shares; and (v) the terms and conditions, if any, on which shares may be converted to Common Stock of the Company.

Each share of each series of Preferred Stock will have the same relative rights and preferences as and be identical in all respects with all other shares of the same series.

Article and Bylaw Provisions with Possible Anti-Takeover Effects

Under the Company’s bylaws, the Board of Directors is staggered, meaning that it is divided into three classes, with one class standing for election at each annual meeting of shareholders, and each class standing for election every third year. Directors are elected to hold office for a term of three years, and until a successor has been elected and qualified. These provisions may make it more difficult for a prospective acquiror to replace a majority of the Company’s directors without calling a special meeting.

As described above, the Board of Directors is authorized to designate and issue shares of preferred stock in series and define all rights, preferences and privileges applicable to such series. This authority may be used to make it more difficult or less economically beneficial to acquire or bid to acquire the Company.